UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2024
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE 401(k) STOCK PURCHASE PLAN
FOR EMPLOYEES OF CULLEN/FROST
BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
111 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Financial Statements
and Supplemental Schedule
As of December 31, 2024 and 2023 and for the year ended December 31, 2024

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers Inc. and Its Affiliates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers Inc. and Its Affiliates (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2024 and 2023, and the changes in its net assets available for benefits for the year ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2024 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 1986.
San Antonio, Texas
June 27, 2025

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
	2024	2023
Assets
Participant-directed investments, at fair value	$1,194,074	$1,021,686
Receivables:
Employer contributions	2,020	1,773
Participant contributions	1,412	1,233
Notes receivable from participants	20,283	17,611
Net assets available for benefits	$1,217,789	$1,042,303
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2024
                        (Dollars in thousands)

Additions:
Interest income on notes receivable from participants	$1,155
Dividend and interest income on investments	53,876
Net appreciation in fair value of investments	142,590
Contributions:
Employer	30,340
Participant	42,042
Participant roll-overs	6,281
Total additions	276,284
Deductions:
Benefits paid to participants	100,259
Administrative fees	539
Total deductions	100,798
Net change	175,486
Net assets available for benefits:
Beginning of year	1,042,303
End of year	$1,217,789
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements
December 31, 2024 and 2023
(Table amounts in thousands)
1. Significant Accounting Policies
Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the “Plan”) are maintained on the accrual basis of accounting. Benefits are recorded when paid.
Investments. The Plan’s investments are composed of common stock of Cullen/Frost Bankers, Inc. (“CFBI”) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value of investment securities held during the year and gains and losses on the sale of investment securities are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in fair value of investments.
Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest on the loan. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. If a participant ceases to make loan repayments and the Plan administrator, CFBI, deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI. Forfeitures may be used to offset administrative expenses.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
2. Description of the Plan
The following is a general description of the Plan. Participants should refer to the online summary of the Plan for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC) and generally covers full and part time employees who complete 30 consecutive days of service and are scheduled to work more than 1,000 hours in the next 12 consecutive months. The Plan has certain profit sharing components which cover employees of CFBI and participating affiliates who have completed one year of service and are aged 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended. The Frost Retirement Benefits Committee is responsible for the general administration of the Plan.
Contributions and Investment Options. With regard to 401(k) contributions, newly hired eligible employees are automatically enrolled to have a specified portion of their compensation (6% during 2024 and increasing to 7% in 2025) contributed to the Plan on their behalf. Employees may change or suspend this contribution election at any time. Participating employees may elect to contribute an amount not less than 2% and not exceeding 50% of their compensation, limited by 401(k) regulations. Participants may direct investments of their accounts into various investment options offered by the Plan. Participants are able to invest their contributions in these funds in 1% increments. Participants must make 401(k) contributions to the Plan to receive a CFBI matching contribution. CFBI matches 100% of each participant’s contributions up to 6% of each participant’s annual compensation. The match is initially invested in the common stock of CFBI. Each participant may elect to direct the investment of the matching contributions into other allowed investment options by electing to make investment transfers after the CFBI common stock contributions are allocated to the participant’s account. Each participant is entitled to exercise voting rights attributable to the shares of CFBI common stock allocated to their account and is notified prior to the time that such rights may be exercised.
CFBI may also make discretionary profit sharing contributions to eligible participants. All profit contributions to the plan are made at the discretion of the board of directors of CFBI and may be made without regard to current or accumulated profits. Contributions are generally allocated to eligible participants uniformly, based upon compensation, age and/or other factors. Plan participants self-direct the investment of allocated contributions by choosing from a menu of investment options. There were no profit sharing contributions in 2024.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (i) CFBI’s contributions and (ii) Plan earnings and charged with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting. Participants are immediately vested in all non-profit sharing related contributions (both those made by the participant and by CFBI) plus actual earnings thereon. Profit sharing contributions vest when participants reach three years of service.
Participant Loans and Withdrawals. Participants may borrow from the eligible portion of their fund accounts a minimum of $500 up to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous twelve months, or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through semimonthly payroll deductions. Subject to Internal Revenue Service (“IRS”) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to pay for an immediate and heavy financial need. In addition, participants may make certain other in-service withdrawals if they are eligible.
Payment of Benefits. In the event of termination of employment, disability, retirement or death, the participant’s account will be distributed to the participant or the participant’s beneficiary, in the event of death, according to Plan terms. The payment shall equal the amount of the participant’s vested account in the Plan.
Plan Termination. Although it has not expressed any present intent to do so, CFBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their accounts.
3. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2024 and 2023:

	December 31,
	2024	2023
Net assets available for benefits	$1,217,789	$1,042,303
Less: Contributions receivable
Employer	(2,020)	(1,773)
Participant	(1,412)	(1,233)
Net assets as reported on Form 5500	$1,214,357	$1,039,297
The following is a reconciliation of net increase in net assets available for benefits as reported in the accompanying financial statements to net income as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2024:

Net increase in net assets available for benefits	$175,486
Less: Contributions receivable as of December 31, 2024
Employer	(2,020)
Participant	(1,412)
Plus: Contributions receivable as of December 31, 2023
Employer	1,773
Participant	1,233
Net Income as reported on Form 5500	$175,060
4. Income Tax Status
The Plan has received a determination letter from the IRS dated June 27, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and related trust is tax-exempt.

U.S. generally accepted accounting principles require the Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2024, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5. Party-In-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Accordingly, transactions conducted by the trustee and custodian, Fidelity Management Trust Company; the record-keeper, Fidelity Workplace Solutions; and CFBI and its affiliates, qualify as party-in-interest transactions. However, these transactions are exempt from the prohibited transactions rules under ERISA. During 2024 the Plan received $10.9 million in common stock dividends from CFBI.
Plan assets are held and invested by the trustee. The record-keeper performs various services for the benefit of participants and CFBI. Certain administrative functions are performed by employees of CFBI or its affiliates; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.
6. Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits and in participant account balances.
7. Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the Plan during the reported periods, as summarized in the table below, are considered Level 1 investments under the fair value hierarchy as fair value is based on quoted prices in active markets.

	December 31,
	2024	2023
Common stock	$378,145	$317,413
Mutual funds	815,929	704,273
Total investments	$1,194,074	$1,021,686

Supplemental Schedule
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2024
(Dollar and share amounts in thousands)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	2,817	shares	$378,145
Mutual Funds
American Beacon Stephens Small Cap Growth Fund R6	13	shares	193
American Funds Balanced R6	1,486	shares	51,033
DFA Large CAP International I	1,170	shares	31,268
Dodge & Cox Stock I	90	shares	23,171
*Fidelity Blue Chip Growth R6	2,208	shares	81,313
*Fidelity US Bond Index	501	shares	5,120
*Fidelity 500 Index	540	shares	110,284
*Fidelity Emerging Markets Index	873	shares	9,133
*Fidelity Freedom Index 2020 IPR	949	shares	14,969
*Fidelity Freedom Index 2025 IPR	1,220	shares	22,663
*Fidelity Freedom Index 2030 IPR	1,098	shares	22,151
*Fidelity Freedom Index 2035 IPR	1,081	shares	25,228
*Fidelity Freedom Index 2040 IPR	855	shares	21,042
*Fidelity Freedom Index 2045 IPR	687	shares	17,819
*Fidelity Freedom Index 2050 IPR	668	shares	17,361
*Fidelity Freedom Index 2055 IPR	751	shares	16,042
*Fidelity Freedom Index 2060 IPR	471	shares	8,526
*Fidelity Freedom Index 2065 IPR	356	shares	5,215
*Fidelity Freedom Index 2070 IPR	1		12
*Fidelity Freedom Index Income IPR	615	shares	7,201
*Fidelity Small Cap Index Fund	941	shares	26,035
*Fidelity State Bond Index	137	shares	1,348
*Fidelity Money Market Government Institutional	59,584	shares	59,584
John Hancock Disciplined Value Mid Cap Fund	1,075	shares	28,965
MFS Value Fund R6	733	shares	35,486
PIMCO Real Return Fund	596	shares	5,941
T Rowe Price Mid Cap Growth Fund	336	shares	33,622
Victory Sycamore Small Company Opportunity Fund	210	shares	9,918
*Frost Growth Equity Fund	4,702	shares	72,924
*Frost Low Duration Bond Fund	1,020	shares	10,010
*Frost Total Return Bond Fund	4,375	shares	42,352
			815,929
Total Investments			$1,194,074

*Participant Loans	Interest rates ranging from 3.25% to 8.50%; varying maturity dates		$20,283

*Denotes party-in-interest

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 27, 2025	By:	/s/ Annette Alonzo
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification